Exhibit 99.2

XP Inc.

c/o Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman

KY1-1104

Cayman Islands

PROXY STATEMENT

General

The Board of Directors of XP Inc. (the “Company” or “we”) is soliciting proxies for the annual general meeting of shareholders (the “AGM”) of the Company to be held on May 24, 2024 at 10:00 a.m. (BRT) / 9:00 a.m. Eastern Time. The AGM will be held virtually and at the offices of the Company located at Av. Chedid Jafet, 75, Torre Sul, 30th Floor, Vila Olímpia, São Paulo SP 04551-065, Brazil in accordance with Cayman Islands law. Shareholders as of the Record Date (as defined below) are able to submit a proxy or, if they wish to attend the AMG in person, physically appear at the offices of the Company or attend virtually. The details of how to participate virtually at the AGM are set out in the accompanying proxy card.

On or about April 26, 2024, we first mailed to our shareholders our proxy materials, including this proxy statement, the notice to shareholders of our AGM and the proxy card, along with instructions on how to vote using the proxy card provided therewith. This proxy statement can also be accessed, free of charge, on the Investor Relations section of the Company’s website at https://investors.xpinc.com/en/news-events/shareholder-meetings/ and on the SEC’s website at https://www.sec.gov.

Record Date, Share Ownership and Quorum

Only the holders of record of Class A common shares (the “Class A Common Shares”) and Class B common shares (the “Class B Common Shares” and together with the Class A Common Shares, the “Common Shares”) of the Company as of 4:00 p.m. Eastern Time on April 23, 2024 (the “Record Date”) are entitled to receive notice of and attend the AGM and any adjournment thereof. No person shall be entitled to vote at the AGM unless it is registered as a shareholder of the Company as of the Record Date.

As of 4:00 p.m. Eastern Time on the Record Date, 548,394,855 Common Shares were issued and outstanding, including 436,734,069 Class A Common Shares and 111,660,786 Class B Common Shares. One or more shareholders holding not less than 50% in aggregate of the voting power of all shares in issue and entitled to vote, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, constitutes a quorum of the shareholders.

Voting and Solicitation

Each Class A Common Share issued and outstanding as of 4:00 p.m. Eastern Time on the Record Date is entitled to one vote at the AGM. Each Class B Common Share issued and outstanding as of 4:00 p.m. Eastern Time on the Record Date is entitled to ten votes at the AGM. Each ordinary resolution to be put to the vote at the AGM will be approved by a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM.

Voting by Holders of Common Shares

Common Shares that are properly voted, for which proxy cards are properly executed and returned within the deadline set forth below, will be voted at the AGM in accordance with the directions given. If no specific voting instructions are given in such proxy cards, the proxy holder will vote in favor of the item(s) set forth in the proxy card. The proxy holder will also vote in the discretion of such proxy holder on any other matters that may properly come before the AGM, or at any adjournment thereof. Where any holder of Common Shares affirmatively abstains from voting on any particular resolution, the votes attaching to such Common Shares will not be included or counted in the determination of the number of Common Shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).

Proxies submitted by registered shareholders and street shareholders (by returning the proxy card) must be received by us no later than 11:59 p.m., Eastern Time, on May 23, 2024, to ensure your representation at our AGM.

The manner in which your shares may be voted depends on how your shares are held. If you own shares of record, meaning that your shares are represented by book entries in your name so that you appear as a shareholder on the records of Equiniti Trust Company, LLC (“EQ”) (i.e., you are a registered shareholder), our stock transfer agent, this proxy statement, the notice of AGM and the proxy card will be sent to you by EQ. You may provide voting instructions by returning a proxy card. You also may attend the AGM and vote in person, by either physically attending the offices of the Company or attending in a virtual form. If you own Common Shares of record and you do not vote by proxy or in person at the Annual Meeting, your shares will not be voted.

If you own shares in street name (i.e., you are a street shareholder), meaning that your shares are held by a bank, brokerage firm, or other nominee, you are then considered the “beneficial owner” of shares held in “street name,” and as a result, this proxy statement, the notice of AGM and the proxy card will be provided to you by your bank, brokerage firm, or other nominee holding the shares. You may provide voting instructions to them directly by returning a voting instruction form received from that institution. If you own Common Shares in street name and attend the AGM, you must obtain a “legal proxy” from the bank, brokerage firm, or other nominee that holds your shares in order to vote your shares at the meeting and present your voting information card.

Revocability of Proxies

Registered shareholders may revoke their proxy or change voting instructions before shares are voted at the AGM by submitting a written notice of revocation to our Investor Relations Department at ir@xpi.com.br, or a duly executed proxy bearing a later date (which must be received by us no later than the date set forth below) or by attending the AGM and voting in person. A beneficial owner owning Common Shares in street name may revoke or change voting instructions by contacting the bank, brokerage firm, or other nominee holding the shares or by obtaining a legal proxy from such institution and voting in person at the AGM. If you are not planning to attend in person our AGM, to ensure your representation at our AGM, revocation of proxies submitted by registered shareholders and street shareholders (by returning a proxy card) must be received by us no later than 11:59 p.m., Eastern Time, on May 23, 2024.

INFORMATION REGARDING THE BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Board of Directors and Governance Enhancements

The Company has announced a series of changes to its corporate governance structure that will, subject to the approval by the shareholders of the Company of the directors set forth herein at the AGM, effective as of their respective appointments, increase the level of independent oversight and strategic counsel in the boardroom and allow the Company to position itself for long-term sustainable growth. These changes include (i) the proposed addition of four new independent members to our board of directors, (ii) enhancements to our board of directors committee structures and (iii) the transition from slate director elections to individual director elections. Subject to such proposals being approved, the Board would consist of majority independent directors, and the committee structures will assist the board of directors in effectively overseeing our strategies and risks.

The board of directors approved these changes following an extensive review of its governance structure, which included input from investors of the Company and other internal stakeholders, as well as counsel from external governance advisors. Furthermore, on November 13, 2023, the board of directors adopted a compensation recoupment policy in compliance with new SEC and NASDAQ requirements which allows for the recovery of compensation in circumstances involving misconduct of officers and employees. These enhancements to the Company’s governance structure are aimed at upholding higher levels of stakeholder engagement as the Company builds on historical successes, positioning the Company for future growth.

Key Changes

The specific changes were informed by shareholder feedback and represent an important milestone in the Company’s path to maturity. The Company believes that strong corporate governance is an essential component to ensure that it achieves leadership in transforming the financial markets as an accountable institution on behalf of its clients, shareholders, and other stakeholders. In considering potential enhancements to the Company’s governance structure, the board of directors focused on augmenting its oversight capabilities.

Corporate Governance Advancements Highlights

Key Changes	Why the Company Made the Change
Proposed Appointment of New Independent Members of the Board of Directors	As the Company evolves into a more mature organization, it is making efforts to enhance the level of independent oversight in the boardroom by proposing the increase of independent directors.

Two New Committees of the Board of Directors	The Company is creating two new committees to provide the oversight necessary to execute its sustainable growth strategy: one responsible for overseeing the Company’s identification, assessment and management of key risks, including those relating to cybersecurity, climate, credit, market, liquidity, and ESG factors; and another responsible for overseeing the development and implementation of the Company’s business strategies, and evaluating the performance of such business strategies.

Expansion of Scope for the Compensation Committee of the Board of Directors	To enhance the board of directors’ oversight of talent management beyond the Company’s executive team, and to oversee governance issues, the Company expanded the scope of the Compensation Committee and changed its name to the Compensation, People, Nominating and Governance Committee.

Elimination of Slate Director Elections	Eliminating slate elections enables shareholders to vote on directors on an individual basis, enhancing director accountability to shareholders.

Addition of New Directors

The Company’s board of directors currently consists of nine directors, including non-independent Chairman Guilherme Benchimol; four non-independent directors and four independent directors. On or prior to the board of directors meeting held on April 19, 2024, non-independent director Fabrício Almeida and independent directors Luiz Felipe Calabró, Frederico Seabra de Carvalho, and Cristiana Pereira resigned from the board of directors effective as of the date of the next AGM.

Subject to the approval by the shareholders of the Company of the Directors at the AGM, effective as of their respective appointments, four new independent directors are on ballot to be elected to the Company’s board of directors at the Company’s annual shareholder meeting, expected to take place on May 24, 2024. The Company believes these new independent directors would ensure a greater voice for shareholders not affiliated with the Company’s controlling shareholders and enhance the breadth and depth of capabilities and experience represented on the board of directors.

Following these changes, the board of directors will continue to consist of nine members, five of whom will be independent directors. The Company believes that transitioning the board to a majority independent board is in the best interest of shareholders. A majority of independent directors is also consistent with NASDAQ guidelines and most proxy voting policies.

All members of the board of directors would have stood for election at the Company’s 2024 annual shareholder meeting. However, nominees for the board of directors will not stand for election as a bundled slate as in prior years; instead, shareholders will have the right to elect directors individually, consistent with corporate governance best practice.

The directors believes that maintaining a strong focus on corporate governance is critical for the Company to realize its long-term growth aspirations while delivering value for its stakeholders. The board of directors will continue to review the company’s governance structure and practices considering input from stakeholders. As it considers potential changes, the board of directors remains committed to engaging regularly and transparently with its shareholders and other key stakeholders.

Director Candidate Skills

	Corporate Finance	Banking	Risk/ Compliance	Human Capital Mgmt	Strategy	Operations	Corporate Governance	International Experience
Guilherme Dias Fernandes Benchimol	x	x		x	x
Bruno Constantino Alexandre Santos	x		x		x		x	x
Bernardo Amaral Botelho		x	x			x		x
Martin Emiliano Escobari Lifchitz	x				x		x	x

Gabriel Klas da Rocha Leal		x		x		x
José Luiz Acar Pedro(1)		x	x		x
Oscar Rodriguez Herrero(1)		x	x		x		x	x
João Roberto Gonçalves Teixeira(1)	x	x	x	x	x		x	x
Melissa Werneck(1)				x	x	x		x

(1)	Director nominee, subject to election by the shareholders at the AGM

Board Committee Structure

Subject to the approval by the shareholders at the AGM of the appointment of each of the director nominees set forth herein, the Board expects the committees to be composed as follows:

Committee	Audit	Compensation, People Nominating and Governance	Risks, Credit and ESG	Performance and Management
Members	• Oscar Rodriguez(1) • João Teixeira(1) • José Acar(1)	• Melissa Werneck(1) • Guilherme Benchimol • Gabriel Leal	• Oscar Rodriguez(1) • Bernardo Amaral • Bruno Constantino	• Guilherme Benchimol • Bruno Constantino • Gabriel Leal • João Teixeira(1) • José Acar(1)

(1)	Director nominee, subject to election by the shareholders at the AGM

Item 16G of the Company’s Form 20-F, filed on April 26, 2024, is hereby incorporated by reference into this Proxy Statement.

PROPOSAL 1:

APPROVAL AND RATIFICATION OF THE COMPANY’S CONSOLIDATED FINANCIAL STATEMENTS AND THE AUDITOR’S REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2023

The Company seeks shareholder approval and ratification of the Company’s 2023 audited consolidated financial statements (the “Audited Accounts”) which have been prepared in accordance with International Financial Reporting Standards, in respect of the fiscal year ended December 31, 2023. A copy of the Company’s Audited Accounts is available on the Company’s website at https://investors.xpinc.com/en/news-events/shareholder-meetings/ and on the SEC’s website at https://www.sec.gov.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL AND RATIFICATION OF THE COMPANY’S CONSOLIDATED FINANCIAL STATEMENTS AND THE AUDITOR’S REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2023.

PROPOSAL 2:

APPROVAL OF THE APPOINTMENT OF JOSÉ LUIZ ACAR PEDRO AS AN INDEPENDENT DIRECTOR

The Company seeks shareholder approval to appoint José Luiz Acar Pedro as an independent director of the Company to serve for a two year term in accordance with the Memorandum and Articles of Association of the Company.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal.

José Luiz Acar Pedro is a specialist in the Brazilian financial market and banking industry and is the founder and CEO of three venture capital firms in Brazil: Celerit Invest, Devas Investimentos and Acarpar Empreendimentos e Participações. He is also the founder of “Associação Amigos das Escolas” a non-profit Brazilian organization focused in improving the environment in public schools. He served as Executive Vice President of BCN and Bradesco, Partner and Member of the Executive Committee at BTG Pactual, CEO of Banco Pan, Executive Chairman of Banco Safra and member of the board of directors at HBR Realty Empreendimentos. He contributed significantly to the banking industry by holding key roles in SROs such as Vice President of FEBRABAN and President of IBRI.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE APPOINTMENT OF JOSÉ LUIZ ACAR PEDRO AS AN INDEPENDENT DIRECTOR.

PROPOSAL 3:

APPROVAL OF THE APPOINTMENT OF OSCAR RODRIGUEZ HERRERO AS AN INDEPENDENT DIRECTOR

The Company seeks shareholder approval to appoint Oscar Rodriguez Herrero as an independent director of the Company to serve for a two year term in accordance with the Memorandum and Articles of Association of the Company.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal.

Oscar Rodriguez Herrero brings more than 27 years of international experience in risk management, private equity and strategic consulting and will significantly enhance the credit and risk management capabilities of the Board. He previously held the positions of CRO of Banco Santander Brasil and later for the Global Wholesale Banking Business of Santander, and until earlier this year he served as a member of the Executive Risk Committee at Nubank, a Brazilian digital bank.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE APPOINTMENT OF OSCAR RODRIGUEZ HERRERO AS AN INDEPENDENT DIRECTOR.

PROPOSAL 4:

APPROVAL OF THE APPOINTMENT OF JOÃO ROBERTO GONÇALVES TEIXEIRA AS AN INDEPENDENT DIRECTOR

The Company seeks shareholder approval to appoint João Roberto Gonçalves Teixeira as an independent director of the Company to serve for a two year term in accordance with the Memorandum and Articles of Association of the Company.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal.

João Roberto Gonçalves Teixeira is a member of the Board of Directors of Fleury S.A., the largest provider of premium medical diagnostic services in Brazil, and The Mosaic Co. in the USA. He is also a pro bono member of the advisory board of Artemisia, a pioneer Impact Social Business Company in Brazil, and managing partner at Inviste Participações. He acted as independent member and chairman of the Board of Directors of Br Malls Participações S.A. and pro bono independent member of the Investment Committee of Yunus Social Business Brazil from May 2018 to April 2023. Between 2018 and 2020 he also acted as independent member and chairman of the Board of Directors of Julius Baer Family Office in Brazil. From December 2018 until 2022, Mr. Teixeira served as the CEO of Copersucar S.A., a Brazilian sugar, ethanol and logistics corporation, where he was responsible for managing financial and operational risks due to the complexity of the Company‘s operations. He is also the former CEO of Banco Votorantim S.A., one of the largest Brazilian privately owned banks, from 2011 to November 2016, a period in which he also served as a Director of Febraban (Brazilian Federation of Banks). Mr. Teixeira holds a Bachelor‘s and Master‘s degree in economics from PUC-RJ. He also earned a Master of Business Administration (MBA) from the London Business School in 1995 and participated in the Executive Program at Singularity University in 2018.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE APPOINTMENT OF JOÃO ROBERTO GONÇALVES TEIXEIRA AS AN INDEPENDENT DIRECTOR.

PROPOSAL 5:

APPROVAL OF THE APPOINTMENT OF MELISSA WERNECK AS AN INDEPENDENT DIRECTOR

The Company seeks shareholder approval to appoint Melissa Werneck as an independent director of the Company to serve for a two year term in accordance with the Memorandum and Articles of Association of the Company.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal.

Melissa Werneck is the Executive Vice President and Global Chief People Officer for The Kraft Heinz Company. She oversees the Company’s global Human Resources function, which leads talent management and talent acquisition, leadership development, total rewards and recognition, engagement, learning and diversity, inclusion and belonging. She has served in this capacity since August 2016. She has been the leader of Diversity, Inclusion and Belonging at Kraft Heinz for the past 8 years and a board member at Fundação Kraft Heinz for the past 11 years. Previously, she was Global Head of Human Resources, Performance and Information Technology from 2015 to 2016. Before the Kraft Heinz merger in 2015, Melissa served as Senior Vice President of Human Resources, Performance and Information Technology at H. J. Heinz Company from 2013 to 2015. Before Heinz, Melissa worked at

América Latina Logística S.A. (ALL), where she served as Chief People Officer & Performance Management Vice President from 2010 to 2013, People & Performance Management Senior Director from 2009 to 2010, and as People & Performance Management Senior Manager from 2007 to 2008. Melissa holds a degree in Chemical Engineering from Federal University of Minas Gerais in Brazil and an MBA from the COPPEAD Graduate School of Business at the Federal University of Rio De Janeiro.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE APPOINTMENT OF MELISSA WERNECK AS AN INDEPENDENT DIRECTOR.

PROPOSAL 6:

APPROVAL OF THE RE-APPOINTMENT OF GUILHERME DIAS FERNANDES BENCHIMOL AS A DIRECTOR

The Company seeks shareholder approval to re-appoint Guilherme Dias Fernandes Benchimol as a director of the Company to serve for a two year term in accordance with the Memorandum and Articles of Association of the Company. Guilherme Dias Fernandes Benchimol has agreed to shorten his current term of office and seek re-appointment at the AGM to align the two year term of office of the new directors seeking appointment and the existing directors seeking re-appointment at the AGM.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal.

Guilherme Dias Fernandes Benchimol is the chairman of our board of directors, a position he has held since August 2019. Mr. Benchimol has over 20 years’ experience in the financial services market. He founded the Company group in 2001 and was its CEO until May, 2021. Mr. Benchimol also served on the board of XP Brazil as the chairman from August 2018 to November 2019. Mr. Benchimol holds a bachelor’s degree in business economics from Universidade Federal do Rio de Janeiro.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE REAPPOINTMENT OF GUILHERME DIAS FERNANDES BENCHIMOL AS A DIRECTOR.

PROPOSAL 7:

APPROVAL OF THE RE-APPOINTMENT OF BRUNO CONSTANTINO ALEXANDRE SANTOS AS A DIRECTOR

The Company seeks shareholder approval to re-appoint Bruno Constantino Alexandre Santos as a director of the Company to serve for a two year term in accordance with the Memorandum and Articles of Association of the Company. Bruno Constantino Alexandre Santos has agreed to shorten his current term of office and seek re-appointment at the AGM to align the two year term of office of the new directors seeking appointment and the existing directors seeking re-appointment at the AGM.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal.

Bruno Constantino Alexandre Santos is a member of our board of directors and our CFO, positions he has held since November 2019. Mr. Constantino has over 26 years’ experience in the financial markets. He joined the Company in 2012. Prior to joining us, he was a Co-Portfolio Management for Brazil at Emerging Markets Management in 2010, based in Washington DC, and before that a partner at BTG Pactual, where he’s worked for 10 years, from 2000 to 2010, responsible for proprietary Private Equity deals. Bruno also served as a member of the audit committee of CEMIG from 2002 to 2004, as a member of the board of directors of LIGHT from 2006 to 2009 and VALID from 2010 to 2019. He has an MBA in Corporate Finance from IBMEC-RJ, a bachelor’s degree in mechanical engineering from PUC-RJ and holds a Chartered Financial Analyst certificate.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE REAPPOINTMENT OF BRUNO CONSTANTINO ALEXANDRE SANTOS AS A DIRECTOR.

PROPOSAL 8:

APPROVAL OF THE RE-APPOINTMENT OF BERNARDO AMARAL BOTELHO AS A DIRECTOR

The Company seeks shareholder approval to re-appoint Bernardo Amaral Botelho as a director of the Company to serve for a two year term in accordance with the Memorandum and Articles of Association of the Company. Bernardo Amaral Botelho has agreed to shorten his current term of office and seek re-appointment at the AGM to align the two year term of office of the new directors seeking appointment and the existing directors seeking re-appointment at the AGM.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal.

Bernardo Amaral Botelho is a member of our board of directors, a position he has held since November 2019. Mr. Amaral has been with the Company group since 2007 and was a board member of XP Brazil from August 2018 to November 2019. He was also an executive officer of our US broker dealer from 2015 until 2017 and of XP Brazil, XP CCTVM, Banco XP, XP Gestão, XP Vista, XP Advisory, XP VP, Tecfinance, XP Educação and Leadr until 2023, when he ceased to be an executive officer of the Company group. Prior to joining us, he was a lawyer of Costa Advogados Associados from 2001 to 2007. Mr. Amaral holds a bachelor’s degree in law from Pontifícia Universidade Católica do Rio de Janeiro and an LLM in business law from IBMEC Group.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE REAPPOINTMENT OF BERNARDO AMARAL BOTELHO AS A DIRECTOR.

PROPOSAL 9:

APPROVAL OF THE RE-APPOINTMENT OF MARTIN EMILIANO ESCOBARI LIFCHITZ AS AN INDEPENDENT DIRECTOR

The Company seeks shareholder approval to re-appoint Martin Emiliano Escobari Lifchitz as an independent director of the Company to serve for a two year term in accordance with the Memorandum and Articles of Association of the Company. Martin Emiliano Escobari Lifchitz has agreed to shorten his current term of office and seek re-appointment at the AGM to align the two year term of office of the new directors seeking appointment and the existing directors seeking re-appointment at the AGM.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal.

Martin Emiliano Escobari Lifchitz is an independent member of our board of directors, a position he has held since November 2019. He has been with General Atlantic since 2012, and serves as Co-President, Managing Director, Head of Global Growth Equity and Chair of the Investment Committee. Mr. Escobari serves on the board of directors of XP Brazil, Arco Platform Limited, and has previously served on the boards of Ourofino Saude Animal Participações S.A., Sura Asset Management, Smiles S.A., Aceco TI Participações S.A., Grupo Linx, Laboratorios Sanfer, S.A.P.I. de C.V., Grupo Axo,

S.A.P.I. de C.V and Decolar.com, Inc. Mr. Escobari co-founded Submarino.com and was its chief financial officer from 1999 to 2007. He was an associate at the Boston Consulting Group (New York) from 1994 to 1996, an investment officer at the private equity firm GP Investimentos from 1998 to 1999 and a managing director at Advent International from 2007 to 2011. Mr. Escobari holds a bachelor’s degree in economics from Harvard College (Harvard University) and an MBA (George F. Baker Scholar) from Harvard Business School. He serves on the board of Primeira Chance, a scholarship program for gifted children in Brazil and is active with Endeavor Brazil, where he mentors young entrepreneurs. Mr. Escobari is also a member of the Brazil office of Harvard’s Rockefeller Center for Latin American Studies and a board member of the Lincoln Center for the Performing Arts. Mr. Escobari was deemed independent effective upon the termination of the Shareholders Agreement (which included General Atlantic) on July 6, 2023.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE REAPPOINTMENT OF MARTIN EMILIANO ESCOBARI LIFCHITZ AS AN INDEPENDENT DIRECTOR.

PROPOSAL 10:

APPROVAL OF THE RE-APPOINTMENT OF GABRIEL KLAS DA ROCHA LEAL AS A DIRECTOR

The Company seeks shareholder approval to re-appoint Gabriel Klas da Rocha Leal as a director of the Company to serve for a two year term in accordance with the Memorandum and Articles of Association of the Company. Gabriel Klas da Rocha Leal has agreed to shorten his current term of office and seek re-appointment at the AGM to align the two year term of office of the new directors seeking appointment and the existing directors seeking re-appointment at the AGM.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal.

Gabriel Klas da Rocha Leal is a member of our board of directors, a position he has held since November 2019. Mr. Leal has been with the Company group since 2006 and was a board member of XP Brazil until November 2019. He was also an executive officer of XP CCTVM, Banco XP, XP VP and other Brazilian entities of the Company group until 2023, when he ceased to be an executive officer of the Company group. Mr. Leal holds a bachelor’s degree in chemical engineering from Pontifícia Universidade Católica do Rio de Janeiro and an MBA from IBMEC Group.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE REAPPOINTMENT OF GABRIEL KLAS DA ROCHA LEAL AS A DIRECTOR.

COMPANY INFORMATION

A copy of this proxy statement can be accessed free of charge, on the Investor Relations section of the Company’s website at https://investors.xpinc.com/en/news-events/shareholder-meetings/ and on the SEC’s website at https://www.sec.gov.

OTHER MATTERS

We know of no other matters to be submitted to the AGM. If any other matters properly come before the AGM, it is the intention of the persons named in the enclosed form of proxy to vote the Common Shares they represent as the board of directors may recommend.

By Order of the Board of Directors,

Dated: April 26, 2024